Exhibit 99.(12)

[ROPES & GRAY LLP LETTERHEAD]

October 16, 2006

THE PARK AVENUE PORTFOLIO
The Guardian UBS Small Cap Value Fund
7 Hanover Square
New York, NY 10004

RS INVESTMENT TRUST
RS Partners Fund
388 Market Street
San Francisco, California 94111

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated August 15, 2006, by and between RS Investment Trust, a Massachusetts business trust (“Acquiring Trust”), on behalf of RS Partners Fund (the “Acquiring Fund”), and The Park Avenue Portfolio, a Massachusetts business trust (the “Acquired Trust”), on behalf of The Guardian UBS Small Cap Value Fund (the “Acquired Fund”).  The Agreement describes a transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

The Acquired Fund is a separate series of an open-end, registered investment company of the management type, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  Shares of Acquired Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder’s option.  Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

The Acquiring Fund is also a separate series of an open-end, registered investment company of the management type, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  Shares of Acquiring Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder’s option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated August 15, 2006 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Acquired Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the business of Acquired Fund as an open-end investment company that invests in small capitalization equities.

Notwithstanding some differences between Acquired Fund and Acquiring Fund, various factors demonstrate the similarity between Acquired Fund’s and Acquiring Fund’s historic investment activities.  While Acquired and Acquiring Fund have different investment objectives (namely Acquiring Fund seeks long-term growth while Acquired Fund seeks to maximize total return), the funds have substantially similar investment strategies: at the end of 2005, at least a third of the stocks held by each Fund were issued by companies that have small capitalizations.  Acquiring Fund invests principally in equity securities of companies with market capitalizations of up to $3 billion(1) that its investment adviser believes to be undervalued.  Similarly, Acquired Fund invests in equity securities issued by companies with a small market capitalization, which it defines as companies with market capitalizations, at the time of initial purchase, smaller than the higher of: (1) USD $2.5 billion or (2) the highest market capitalization within the Russell 2000 Value Index(2) (which, as of March 31, 2006, was approximately $4.2 billion) that have a stock price which, in the opinion of its investment adviser, does not reflect the underlying company’s full value.  Adopting the investment strategy of investing in equity with small capitalization is a significant limitation on the range of possible equity investments because small capitalization stocks comprise a relatively narrow segment of the overall equity market.  For instance, the companies that constitute the Russell 2000 Index (an important barometer of the small capitalization market) account for less than one-third of all US issuers of public equity(3).  Furthermore, these companies comprise only approximately 7 to 8 percent of the total market capitalization of all U.S. equities.

(1)  Acquiring Fund achieves its goal of investing principally in securities with market capitalizations of up to $3 billion by testing its portfolio on a daily basis to ensure that at least 65% of its portfolio is held by companies with market capitalizations under $3 billion.

(2)  The Russell 2000 Value Index tracks the small-cap value segment of the U.S. equity universe.  Through ongoing empirical research of investment manager behavior, the index attempts to approximate the aggregate small-cap value manager's opportunity set.

(3)  There are more than 6,000 publicly traded U.S. stocks, and the Russell 2000 Index comprises 2,000 stocks.

The characteristics and types of holdings of Acquired Fund and Acquiring Fund are also similar in the respects noted below.  As of December 31, 2005(4) (“the comparison date”), a randomly selected date that reflects the funds’ portfolios without reference to the transaction, 100% of the non-cash assets of both funds were invested in equity.  Both funds invested largely in domestic equity, although the Acquiring Fund also had approximately 20% of its non-cash assets invested in Canadian securities.

A comparison of the funds’ portfolios indicates that while, as of the comparison date, in some respects the funds held stocks with different characteristics, the funds have historically more comparable characteristics and are similar in terms of market capitalization.  Based on the funds’ portfolios on the comparison date, the funds were placed in different Morningstar Style Boxes (Acquiring Fund was in the “Mid Growth” while Acquired Fund was in “Small Blend”).  Based on the funds’ portfolio holdings over the past three years, Morningstar assigned a Morningstar category for the two fund that was somewhat closer, but still different with Acquiring Fund labeled a “Small Blend” and Acquired Fund a “Small Value.”(5)  Nevertheless, the funds’ portfolios are similar in terms of market capitalization.  As of the comparison date, the funds had a similar average market capitalization of $1.647 billion for Acquiring Fund and $1.078 billion for Acquired Fund, which is squarely in the range of small capitalization stocks.(6)  Using the three size categories (small, mid and large) of the Morningstar Style Box classifications, as of the comparison date, the percentage of net assets that the two funds invested in stocks of varying market capitalizations demonstrates that both funds invested at least 38.53% of their respective non-cash assets in small cap stocks, and 33.66% of their respective non-cash assets in mid-cap stocks—a total market capitalization overlap of 72.19%.  Further dividing these three size categories into nine size and style Morningstar Style Box sub-classifications (small: small growth, small core, small value; mid: mid growth, mid core, mid value; large: large growth, large core, large value), shows that the funds shared a total sub-classification market capitalization overlap of 69.05%.

We have more specific breakdowns for market capitalization data that was not provided by Morningstar.  Using market capitalization data as of March 31, 2006, which was provided by the fund to which it relates, a comparison of the percentage of net assets that the two funds invested in stocks of varying market capitalizations demonstrates that both funds invested a majority (namely, at least 50.7% of their respective non-cash assets) in stocks with market capitalizations between $500 million and $2 billion, and smaller percentages of their non-cash assets in stocks with market capitalizations between $2 billion and $10 billion (at least 28.5%) and stocks with

(4)  December 31, 2005 is the comparison date used for all data, except for some of the market capitalization data.  A portion of the market capitalization data is from March 31, 2006.

(5)  According to Morningstar, the Morningstar Category is assigned based on the underlying securities in each portfolio over the past three years.  The Morningstar Style Box, on the other hand, is based on the equity holds of a portfolio at the time of analysis, which could differ from a fund's historic holdings.  In describing the Acquiring Fund, Morningstar stated that "[it] is in the small blend category, but it falls in the medium-blend area of the style box.  This may appear contradictory but it isn't.  Morningstar assigns the fund's current style box based on its most recently available portfolio, but we assign categories based on a fund's average style-box location over a three-year time period."

(6)  Morningstar computes average market capitalization as a geometric average.  Geometric averages are calculated by taking the n-th root of the product of n values.

market capitalizations under $500 million (at least 4.8%)—a total market capitalization overlap of 84.01%.

The funds’ portfolios reflect comparable sector diversification.  As of the comparison date, the funds’ equity investments were compared using three broad industry sectors, that were in turn subdivided into twelve narrower categories.  Looking solely at the three broad sectors, the funds shared a total sector overlap of 97.57%.  Each fund had over half of its equities invested in the service sector (with a 57.28% overlap), almost a third of its equities invested in the manufacturing sector (with a 30.01% overlap), and the least of its equities invested in the information sector (with a 10.28% overlap).  Upon further dividing these three large industry sectors into twelve sub-categories (services: healthcare services, consumer services, business services, financial services; manufacturing: consumer goods, industrial goods, energy, utilities; and information: software, hardware, media, telecommunications), one can see that the funds shared a total sub-sector overlap of 73.92%.  Each fund invested to the greatest extent in the financial services sub-sector (with a 20.93% overlap).  Beyond that, although they focused in different sub-sectors to different degrees, nonetheless, the sub-sector overlap indicated above demonstrates the similarity of their investments among the various sub-sectors.

In terms of regional exposure, as of the comparison date, at least 96.2% of the total non-cash assets of both funds were invested in North America.  More specifically, at least 76.57% of the total non-cash assets of both funds were invested domestically.  Both funds invested a small percentage of their assets in Latin America (3.79% and 1.06% of total non-cash assets of Acquiring Fund and Acquired Fund, respectively); neither fund had assets invested outside of North and South America.

Finally, the two funds had comparable portfolio statistics. As of the comparison date, both funds were less than 75% correlated with the S&P 500— for the one year preceding the comparison date, Acquired Fund and Acquiring Fund had an R-Squared versus the S&P 500 of 0.59 and 0.74, respectively(7).  Also, the funds had similar volatility levels, as reflected in one-year standard deviations from mean return of 12.82 for Acquiring Fund and 12.66 for Acquired Fund(8).  The funds both had low dividend yields (0.35 for Acquiring Fund and 0.96 for Acquired Fund), which is not unusual for small capitalization stocks(9).  They also had comparable price to cash

(7) According to Morningstar, R-Squared ranges from 0 to 100 and reflects the percentage of a fund's movements that are explained by movements in a particular benchmark, in this case the S&P 500.  A low R-Squared indicates that very few of the fund's movements are explained by movements in its benchmark index.  An R-Squared measure of 0.74, for example, means that only 74% of the fund's movements can be explained by movements in the particular benchmark index.

(8) Standard deviation is a statistical measure of the range of a fund's performance.  The greater the standard deviation, the greater the fund's volatility.  Approximately 68% of the time, the total returns of any given fund are expected to differ from its mean total returns by no more than plus or minus the standard deviation figure.  Ninety-five percent of the time, a fund's total returns should be within a range of plus or minus two times the standard deviation from its mean.

(9) Morningstar computes the dividend yield by taking the average of the dividends per share of each company in the portfolio over the trailing one-year period as a percentage of the current stock price.  As of August 2006, the average dividend yield for the S&P 500 index is 1.6%.

flow ratios (7.12 for Acquiring Fund and 7.37 for Acquired Fund), (10) and price to projected earnings ratios (19.82 for Acquiring Fund and 15.96 for Acquired Fund)(11).

The specific characteristics described above (the relative figures and percentages in terms of performance, asset allocation, and risk profile) do not constitute fixed aspects of Acquired Fund and Acquiring Fund’s investment strategies.  Rather, they reflect the fact that the funds’ similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

Given the similarity of the funds, on the date of the transaction, at least 33 1/3% of Acquired Fund’s portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund.  Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the transaction.  After the Transaction, Acquiring Fund will invest all assets acquired from Acquired Fund in a manner consistent with the funds’ shared investment strategies, as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

(i)                                     The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)                                  Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund;

(iii)                               Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the transfer;

(iv)                              Under section 1223(2) of the Code, the holding periods of the assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund;

(10) Price to cash flow shows the ability of a business to generate cash and can be an effective gauge of liquidity and solvency.

(11) The price to earnings ratio of a stock describes the price of a share relative to the earnings of the underlying asset.  The average U.S. equity price to earnings ratio is usually around 14.

(v)                                 Under section 361 of the Code, no gain or loss will be recognized by Acquired Fund upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

(vi)                              Under section 354 of the Code, no gain or loss will be recognized by Acquired Fund shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund Shares;

(vii)                           Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Acquired Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor;

(viii)                        Under section 1223(1) of the Code, a Acquired Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Acquired Fund shares exchanged therefor, provided that he or she held such Acquired Fund shares as capital assets; and

(ix)                                Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, “non-equity” options and investments in “passive foreign investment companies”) be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Acquired Fund’s taxable year will end as a result of the Reorganization.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling is questionable, and that, even if the IRS’s conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

We believe that Acquiring Fund and Acquired Fund are both engaged in the same line of business:  each is an open-end management investment company that seeks to invest in significant measure in stocks of companies that have small capitalizations and are believed to be undervalued.  The funds’ portfolios are similar with respect to non-cash asset allocation (100% in stocks), sector diversification (with a 97.57% overlap) and regional exposure (at least 96.2% in North America).  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Acquired and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Acquired Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Acquired Fund for the benefit of, among others, the historic stockholders of Acquired Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  Because Revenue Ruling 87-76 is the only ruling on which tax payers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law would concur with the opinion set forth above.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP